SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.     )*

HARBORONE BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

41165F 101

(CUSIP Number)

James W. Blake

President and Chief Executive Officer

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

(508) 895-100

Copy to:

William P. Mayer, Esq

Samantha M. Kirby, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.l3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41165F 101		13D

1.	Names of Reporting Persons HarborOne Mutual Bancshares

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,281,034

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,281,034

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,281,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.8%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 41165F 101	13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule”) relates to shares of common stock, $0.01 par value (the “Common Stock”), of HarborOne Bancorp Inc., a Massachusetts corporation (the “Company”).  The address of the Company’s principal executive office is 770 Oak Street, Brockton, Massachusetts 02301.

Item 2.	Identity and Background.

Item 2 (a) — (c).  This Schedule is being filed by HarborOne Mutual Bancshares, a Massachusetts-chartered mutual holding company (the “MHC”). The MHC’s principal business is holding 53.8% of the Common Stock of the Company and indirectly controlling HarborOne Bank (the “Bank”).  The business address of the MHC is 770 Oak Street, Brockton, Massachusetts 02301.

The following information is being provided with respect to each executive officer and trustee of the MHC (“Insiders”), each of whom has a business address of c/o HarborOne Mutual Bancshares, 770 Oak Street, Brockton, Massachusetts 02301:

Directors and Executive Officers

Name	Title and Occupation
James W. Blake	Director, President, Chief Executive Officer and Secretary of the Bank and the Company; Trustee, President and Secretary of the MHC

Joseph F. Casey	Treasurer, Executive Vice President and Chief Financial Officer of the Bank and the Company; Treasurer of the MHC

Joseph F. Barry	Director of the Bank and the Company; Trustee of the MHC; Retired

David P. Frenette, Esq.	Director of the Bank and the Company; Trustee of the MHC; Attorney

Gordon Jezard	Director of the Bank and the Company; Trustee of the MHC; Retired

Edward F. Kent	Director of the Bank and the Company; Trustee of the MHC; Retired

Barry R. Koretz	Director of the Bank and the Company; Trustee of the MHC; Architect

Timothy R. Lynch	Director of the Bank and the Company; Trustee of the MHC; Physician

Wallace H. Peckham, III	Director of the Bank and the Company; Trustee of the MHC; Retired

Michael Sullivan	Director of the Bank and the Company; Trustee of the MHC; Attorney

Item 2 (d) — (e).  During the last five years, none of Insiders has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f).  All of the Insiders are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Company was formed in March 2016 for the purpose of becoming the holding company for HarborOne Bank (the “Bank”) and the MHC was formed in June 2016 for the purpose of becoming the mutual holding company parent of the Company.  On June 29, 2016, pursuant to a Plan of Reorganization and Minority Stock Issuance (the “Plan”), 17,281,034 shares of Common Stock of the Company were issued to the MHC, 14,454,396 shares of Common Stock of the Company were sold for $10.00 per share to depositors of the Bank and other purchasers (the “Stock Offering”) and 385,450 shares of Common Stock of the Company were issued to a charitable foundation.

CUSIP No. 41165F 101	13D

Item 4.	Purpose of Transaction.

The primary purpose of the Company’s Stock Offering was to allow the Bank to operate in a more flexible form (i.e., the mutual holding company form of organization) and continue as a successful, independent, community-focused institution, while increasing its economic potential and ability to grow so that it can best meet the needs of its customers and communities. Specifically, the holding company structure created various business opportunities for the Bank that were not available to it as a mutual co-operative bank. Effectuating the Plan will enable the Bank to (1) support future growth and profitability through, among other things, increased lending; (2) compete more effectively in the financial services marketplace by diversifying the products and services offered to customers; (3) make necessary capital investments in facilities and technology; (4) increase philanthropic endeavors to the communities served by the Bank through the formation and funding of a charitable foundation dedicated to charitable purposes within these communities; (5) offer depositors, employees, management and directors an equity ownership interest in the stock holding company; and (6) attract and retain qualified directors, management and employees through stock-based compensation plans.

However, while the MHC intends to exercise its rights as majority shareholder of the Company, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Company’s common stock (or other securities of the Company) or the MHC and/or the Insiders may determine to sell shares of the Company’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Company’s prospects and alternative investments.  However, under currently applicable regulations, the Company may not repurchase shares of its Common Stock during the first three years following its reorganization, unless the repurchase is part of a general repurchase made on a pro rata basis pursuant to an offer approved by the Massachusetts Commissioner of Banks and made to all shareholders of the Company, or to fund tax-qualified or nontax-qualified employee stock benefit plans, or in an amount not greater than 5.0% of the Company’s outstanding shares of common stock where compelling and valid business reasons are established to the satisfaction of the Massachusetts Commissioner of Banks.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a).  As of June 29, 2016, the MHC directly and beneficially owned 17,281,034 shares of the Company’s Common Stock, which represented 53.8% of the issued and outstanding shares of Common Stock on such date.

Item 5 (b).  The MHC has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

Item 5 (c).  Other than the issuance to the MHC of the shares of Company’s Common Stock as of June 29, 2016, the MHC has not effected any transaction in the Company’s Common Stock within the past 60 days.

Item 5 (d).  No person or entity other than the MHC has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Company’s Common Stock reported in this Schedule.

CUSIP No. 41165F 101	13D

Item 5 (e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

As of the date of this Schedule, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 41165F 101	13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: July 8, 2016

HARBORONE MUTUAL BANCSHARES

	By:	/s/ James W. Blake
Name: James W. Blake
Title: President